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CLASS A DISTRIBUTION PLAN
SCHEDULE
THE CALVERT FUND

In addition to the Distribution expenses set forth in Section 1(b) with respect to the Income Fund:

New Vision Small Cap Fund

Class A Distribution Plan expenses incurred by the New Vision Small Cap Fund pursuant to this Plan may not exceed, on an annual basis, 0.25% of the Fund's average daily net assets.

Calvert Short Duration Income Fund

Class A Distribution Plan expenses incurred by the Short Duration Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's average daily net assets.

Dated: December 5, 2001

Calvert Long-Term Income Fund

Class A Distribution Plan expenses incurred by the Long-Term Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's average daily net assets.

Dated: December 31, 2004

Schedule restated October 12, 2005